ROCKVILLE LETTERHEAD

September 28, 2009

Mr. Christian Windsor
Mr. Matt McNair
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:           Rockville Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-51239

Dear Messrs. Windsor and McNair:

Per your conversation today with our counsel, William W. Bouton III, the Company hereby respectfully requests an extension of time to October 2, 2009 in order to respond to your letter dated September 18, 2009.  The extension is being requested to provide the Company with additional time to thoroughly review and respond to the above referenced comments.  Please let us know whether this request can be accommodated by the Staff.

If you require any additional information concerning this request, please call me at (860) 291-3626 or our counsel, William W. Bouton III at (860) 725-6210.

Thank you for your attention to this matter.

ROCKVILLE FINANCIAL, INC.

By:  /s/ John T. Lund
John T. Lund
SVP, Chief Financial Officer and Treasurer

cc:           William J. McGurk
William W. Bouton III, Esq.